

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
Mr. Frederick J. Crawford
Executive Vice President
and Chief Financial Officer
11825 N. Pennsylvania Street
Carmel, Indiana 46032

      Re: CNO Financial Group, Inc
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 27, 2012
              File No. 001-31792

Dear Mr. Crawford:

We have reviewed your May 25, 2012 response to our May 4, 2012 letter and have the following comment.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Mortgage Loans, page 116

1. We have reviewed your response to our comment three and have the following comments:
    - You indicate that you follow the authoritative guidance in ASC 310-10-45, which is other presentation matters, to account for your mortgage loans. Please clarify if you follow ASC 310-10-35 to account for these loans.
    - Please tell us why you do not follow the loans held for sale accounting literature under ASC 948-310-35-1 for those loans that you have the intent to sell.
    - You state "As part of our periodic assessment of the fair value of the collateral backing our mortgage loans, we determined that the estimated fair values of the collateral were in excess of the carrying values of our loans." Please tell us why this statement does not appear to be consistent with the loan-to-value ratio disclosure on page 95 where the greater than 90% row shows a carrying value that exceeds the fair value.

- In performing your periodic assessment of the fair value, please tell us how frequently you obtain appraisals on the properties underlying your commercial loans

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant